[SHEARMAN & STERLING LETTERHEAD]



                                 March 12, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


                             Korea Thrunet Co., Ltd.

Dear Sir or Madam:

         On behalf of Korea Thrunet Co., Ltd., a company organized under the laws of the Republic of Korea, we are transmitting herewith for filing on EDGAR with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, a Form 6-K of Korea Thrunet Co., Ltd.


                                                     Very truly yours,

                                                     /s/  Hae-Ran Song
                                                     -----------------

                                                     Hae-Ran Song


Enclosures

cc:      Mr. KS You
         Korea Thrunet Co., Ltd.

         Lee Edwards, Esq.
         Bowon Suk, Esq.
         Shearman & Sterling



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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of March 2003


                             KOREA THRUNET CO., LTD.
                            (Name of the Registrant)

                             1337-20, Seocho-2 dong
                                Seocho-ku, Seoul
                                  Korea 137-751
                    (Address of Principal Executive Offices)



    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

    (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes       No  X
                                     ---      ---

     Korea Thrunet Co., Ltd. (the "Company") is furnishing under cover of Form 6-K:

     Exhibit 99.1:  a press release dated March 11, 2003,
                    announcing the Company's receipt of a Nasdaq Staff Determination that the Nasdaq Listing Qualifications Panel will consider the Company's filings with the Bankruptcy Division of the Seoul District Court, in its decision to delist the securities of the Company from the Nasdaq National Market.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             Korea Thrunet Co., Ltd.



Date: March 12, 2003                         By: /s/  Joseph Yoon
                                                 ------------------------------
                                             Name: Joseph Yoon, Ph.D
                                             Title:   Executive Vice President




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                                  EXHIBIT INDEX



Exhibit           Description

99.1: a press release dated March 11, 2003, announcing the Company's receipt of a Nasdaq Staff Determination that the Nasdaq Listing Qualifications Panel will consider the Company's filings with the Bankruptcy Division of the Seoul District Court, in its decision to delist the securities of the Company from the Nasdaq National Market.